Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SINA CORPORATION November 4, 2011 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: You can view the Proxy Statement and our 2010 Annual Report to Shareholders at http://phx.corporate-ir.net/phoenix.zhtml?c=121288&p=irol-Proxy. Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. ELECTION OF CLASS II DIRECTORS: O Ter Fung Tsao O Yichen Zhang 1. ELECTION OF PEHONG CHEN 2. ELECTION OF LIP-BU TAN 3. RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITORS OF THE COMPANY: THIS PROXY WILL BE VOTED AS DIRECTED OR, WHERE CHARLES CHAO OR HERMAN YU IS THE PROXY HOLDER, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: (1) FOR THE ELECTION OF PEHONG CHEN; (2) FOR THE ELECTION OF LIP-BU TAN; (3) FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITORS OF THE COMPANY. FOR AGAINST ABSTAIN FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: NOMINEES: THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS LISTED BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00033300000000000000 5 110411

14475 SINA CORPORATION THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF SINA CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 4, 2011 The undersigned shareholder of SINA Corporation, a Cayman Islands company, (the "Company") hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, each dated September 13, 2011, and hereby appoints Charles Chao and Herman Yu or either of them, OR (shareholder to fill in only if shareholder chooses a person other than Charles Chao or Herman Yu as proxy), proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of Shareholders of SINA Corporation to be held on Friday, November 4, 2011 at 2:00 p.m., local time, at the offices of Shearman & Sterling LLP, 12/F, Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong and at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side: PLEASE SIGN ON REVERSE SIDE AND RETURN IMMEDIATELY